U.S. Securities and Exchange Commission
Washington, D.C. 20549

04050392

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

Current Report on Form 8-K For 11-22-04 Deal 2004-KS11
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

NOV 23 2004

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of November 2004.

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

Residential Asset Securities Corporation
(Registrant)

By: [signature]

Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By:

(Name)

(Title)

$689,150,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2004-KS11

RASC SERIES 2004-KS11 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

NOVEMBER 10, 2004

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RASC Series 2004-KS11 Trust
Home Equity Mortgage Asset-Backed Pass-Through Certificates

$689,150,000 (Approximate)
Subject to Revision

Class	Approximate Size(1)	Interest Type	Principal Type	Expected WAL (yrs)(2) Call/Mat	Expected Principal Window (mos)(2) Call/Mat	Final Scheduled Distribution Date(3)	Expected Ratings (Moody's/S&P/Fitch)
A-I-1(4)	$140,690,000	Floating	SEQ	1.00 / 1.00	1 – 21 / 1 - 21	September 2025	Aaa/AAA/AAA
A-I-2 (4)	134,570,000	Floating	SEQ	3.00 / 3.03	21 – 70 / 21 - 82	January 2034	Aaa/AAA/AAA
A-I-3 (4)	15,240,000	Floating	SEQ	5.82 / 8.95	70 – 70 / 82 - 158	December 2034	Aaa/AAA/AAA
A-II-1(4) (7)	261,450,000	Floating	PT	2.17 / 2.35	1 – 70 / 1 - 157	December 2034	Aaa/AAA/AAA
A-II-2 (4)	29,050,000	Floating	PT	2.17 / 2.35	1 – 70 / 1 - 157	December 2034	Aaa/AAA/AAA
M-1 (4)(5)	44,100,000	Floating	MEZ	4.34 / 4.73	41 – 70 / 41 – 126	December 2034	Aa2/AA/AA
M-2 (4)(5)	36,750,000	Floating	MEZ	4.19 / 4.52	39 – 70 / 39 - 112	December 2034	A2/A+/A
M-3 (4)(5)	7,000,000	Floating	MEZ	4.13 / 4.37	38 – 70 / 38 – 92	December 2034	A3/A/A-
M-4 (4)(5)	6,300,000	Floating	MEZ	4.13 / 4.30	38 – 70 / 38 –86	December 2034	Baa1/A-/BBB+
M-5 (4)(5)	7,000,000	Floating	MEZ	4.12 / 4.20	37 – 70 / 37 – 80	December 2034	Baa2/BBB+/BBB
M-6 (4)(5)	7,000,000	Floating	MEZ	3.98 / 3.98	37 – 70 / 37 – 70	December 2034	Baa3/BBB/BBB-
B(4)(5)(6)	7,000,000	Floating	SUB	3.41 / 3.41	37 – 56 / 37 - 56	December 2034	Ba1/BBB-/BB+
Total	**$696,150,000**						

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.
(7) Not offered hereby but will be offered via the prospectus supplement.

Transaction Overview

Certificates:	The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates"). The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates". The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will not be offered hereby.
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation, with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 23.48% of Group I Mortgage Loans and 23.73% of Group II Mortgage Loans which will be interim-serviced by Fremont Investment & Loan. On the Closing Date, Mortgage Lenders Network USA may service up to 10% of the Mortgage Loans.
Trustee:	JPMorgan Chase Bank, N.A.
Joint Lead Underwriters:	Credit Suisse First Boston LLC and Residential Funding Securities Corporation
Co-Managers:	Citigroup Global Markets Inc.
Statistical Cut-off Date:	October 1, 2004
Cut-off Date:	November 1, 2004
Closing Date:	On or about November 29, 2004
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in December 2004. The initial Distribution Date will be December 27, 2004.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.

Minimum Denominations: The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

Tax Status: The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holder of the call rights, or if such holder fails to do so, the Master Servicer, may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.40% first liens and 1.60% seconds liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 4.38% and 2.51% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any Mortgage Loan, the maximum net mortgage rate.

Group I Net WAC Cap: The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

Group I Net WAC Cap Shortfall Amount: With respect to the Class A-I Certificates, and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group I Net WAC Cap did not apply, provided that this rate does not exceed the Class A-I weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group I Net WAC Cap; plus any unpaid Group I Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Net WAC Cap Shortfall Amounts payable in the amounts and priority described under Excess Cash Flow Distributions.

Group II Net WAC Cap: The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period.

Group II Net WAC Cap Shortfall Amount: With respect to the Class A-II Certificates, and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest calculated at the pass-through rate that would otherwise be applicable if the Group II WAC Cap did not apply, provided that this rate does not exceed the Class A-II weighted average Maximum Net Mortgage Rate over (ii) accrued certificate interest calculated using the Group II Net WAC Cap; plus any unpaid Group II Net Cap Shortfall Amount from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin.

In addition, any interest rate shortfalls allocated to the Class A-II Certificates caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions.

Subordinate Net WAC Cap: The pass-through rate on the Class M and Class B Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap and the Group II Net WAC Cap in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component.

Subordinate Net WAC Cap Shortfall Amount: With respect to any class of Class M and Class B Certificates and any Distribution Date on which the Subordinate Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (a) accrued certificate interest for that class of certificates if it were calculated at a rate equal to the pass-through rate that would otherwise be applicable if the Subordinate Net WAC Cap did not apply, over (b) accrued certificate interest calculated using the Subordinate Net WAC Cap; plus any unpaid Subordinate Net WAC Cap Shortfall Amount from prior Distribution Dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to One-Month LIBOR plus the related Margin.

Subordinate Component: With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates.

Interest Accrual Period: For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Eligible Master Servicing Compensation: With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.

Coupon Step Up: If the holder of the call rights or the Master Servicer does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date.

Credit Enhancement: **A. Overcollateralization ("OC")**

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (M/S/F)	Initial Credit Support	After Step-Down Support
Class A	Aaa/AAA/AAA	17.00%	34.00%
Class M-1	Aa2/AA/AA	10.70%	21.40%
Class M-2	A2/A+/A	5.45%	10.90%
Class M-3	A3/A/A-	4.45%	8.90%
Class M-4	Baa1/A-/BBB+	3.55%	7.10%
Class M-5	Baa2/BBB+/BBB	2.55%	5.10%
Class M-6	Baa3/BBB/BBB-	1.55%	3.10%
Class B	Ba1/BBB-/BB+	0.55%	1.10%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (M/S/F)	Subordination %
Class A	Aaa/AAA/AAA	66.00%
Class M-1	Aa2/AA/AA	78.60%
Class M-2	A2/A+/A	89.10%
Class M-3	A3/A/A-	91.10%
Class M-4	Baa1/A-/BBB+	92.90%
Class M-5	Baa2/BBB+/BBB	94.90%
Class M-6	Baa3/BBB/BBB-	96.90%
Class B	Ba1/BBB-/BB+	98.90%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 0.55% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.10% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in December 2007 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is [34.00]%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.00] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in December 2007 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Date	Required Loss Percentage
Month 37 to Month 48	[3.00]% with respect to month 37, plus an additional 1/12th of [1.75]% for each month thereafter
Month 49 to Month 60	[4.75]% with respect to month 49, plus an additional 1/12th of [1.50]% for each month thereafter
Month 61 to Month 72	[6.25]% with respect to Month 61, plus an additional 1/12th of [0.50]% for each month thereafter
Month 73 and thereafter	[6.75]%

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(ix) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(x) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(xi) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(xii) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(xiii) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(xiv) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(xv) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(xvi) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Class A Principal Distributions:

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates as described below.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates as described below; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

On any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid pro rata, based on the Certificate Principal Balances of such classes immediately prior to such Distribution Date, if such Distribution Date is (a) prior to December 2007 and the Cumulative Realized Loss Percentage is less than [3.00]% or (b) on or after December 2007 and no Trigger Event is in effect. If such conditions are not satisfied on any Distribution Date, the portion of any Principal Distribution Amount distributable to the Class A-II-1 and Class A-II-2 Certificates shall be paid sequentially to the Class A-II-1 and Class A-II-2 Certificates, in that order, until their respective Certificate Principal Balances are reduced to zero.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Net WAC Cap Shortfall Amount, Group II Net WAC Cap Shortfall Amount and any Subordinate Net WAC Cap Shortfall Amount, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Net WAC Cap Shortfall Amount allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the non-offered certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount: For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a

Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

Group I Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

Group II Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

Principal Allocation Amount: With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-l Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage

Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses: Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, among the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

Prospectus: The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the

Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreement

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I, Class A-II-2, Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates, the Class A-II-2 Certificates and the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in December 2004. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in September 2006.

Class A-I Yield Maintance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
December 2004	290,500,000	N/A	N/A
January 2005	288,153,464	6.39	7.68
February 2005	285,029,839	6.40	7.68
March 2005	281,128,284	7.11	7.68
April 2005	276,452,861	6.40	7.68
May 2005	271,012,704	6.62	7.68
June 2005	264,822,146	6.40	7.68
July 2005	257,900,797	6.62	7.68
August 2005	250,273,575	6.40	7.68
September 2005	241,972,809	6.40	7.68
October 2005	233,090,182	6.62	7.68
November 2005	224,468,931	6.40	7.68
December 2005	216,101,370	6.62	7.68
January 2006	207,980,039	6.40	7.68
February 2006	200,097,698	6.40	7.68
March 2006	192,447,318	7.12	7.68
April 2006	185,022,078	6.40	7.68
May 2006	177,815,357	6.63	7.68
June 2006	170,820,729	6.41	7.68
July 2006	164,031,957	6.63	7.68
August 2006	157,442,986	6.41	7.68
September 2006	145,725,217	6.41	7.68

Class A-II-2 Yield Maintance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
December 2004	29,050,000	N/A	N/A
January 2005	28,815,346	6.32	7.61
February 2005	28,502,984	6.33	7.61
March 2005	28,112,828	7.04	7.61
April 2005	27,645,286	6.33	7.61
May 2005	27,101,270	6.55	7.61
June 2005	26,482,215	6.33	7.61
July 2005	25,790,080	6.55	7.61
August 2005	25,027,358	6.33	7.61
September 2005	24,197,281	6.33	7.61
October 2005	23,309,018	6.55	7.61
November 2005	22,446,893	6.33	7.61
December 2005	21,610,137	6.55	7.61
January 2006	20,798,004	6.33	7.61
February 2006	20,009,770	6.33	7.61
March 2006	19,244,732	7.05	7.61
April 2006	18,502,208	6.33	7.61
May 2006	17,781,536	6.56	7.61
June 2006	17,082,073	6.34	7.61
July 2006	16,403,196	6.56	7.61
August 2006	15,744,299	6.34	7.61
September 2006	14,572,522	6.34	7.61

Yield Maintenance Agreement

Class M and Class B Yield Maintance Agreement Schedule			
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
December 2004	115,150,000	N/A	N/A
January 2005	115,150,000	5.38	6.47
February 2005	115,150,000	5.38	6.47
March 2005	115,150,000	6.09	6.47
April 2005	115,150,000	5.38	6.47
May 2005	115,150,000	5.60	6.47
June 2005	115,150,000	5.38	6.47
July 2005	115,150,000	5.60	6.47
August 2005	115,150,000	5.38	6.47
September 2005	115,150,000	5.38	6.47
October 2005	115,150,000	5.60	6.47
November 2005	115,150,000	5.38	6.47
December 2005	115,150,000	5.61	6.47
January 2006	115,150,000	5.38	6.47
February 2006	115,150,000	5.38	6.47
March 2006	115,150,000	6.10	6.47
April 2006	115,150,000	5.39	6.47
May 2006	115,150,000	5.61	6.47
June 2006	115,150,000	5.39	6.47
July 2006	115,150,000	5.61	6.47
August 2006	115,150,000	5.39	6.47
September 2006	115,150,000	5.39	6.47

Aggregate Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$550,835,083.63		
Number of Mortgage Loans	4,217		
Average Current Principal Balance	$130,622.50	$9,989.64	$650,000.00
[1] [4] Weighted Average Original Loan-to-Value	79.81%	7.00%	100.00%
[1] Weighted Average Mortgage Rate	7.39%	4.90%	13.99%
[1] Weighted Average Net Mortgage Rate	6.88%	4.37%	13.41%
[1] Weighted Average Note Margin	6.99%	1.00%	10.99%
[1] Weighted Average Maximum Mortgage Rate	13.81%	10.55%	21.75%
[1] Weighted Average Minimum Mortgage Rate	7.32%	1.00%	12.25%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	24	4	36
[1] Weighted Average Remaining Term to Stated Maturity (months)	356	120	360
[1] [2] Weighted Average Credit Score	613	472	826

[1] Weighted Average reflected in Total.
[2] 99.91% of the Aggregate Loans have Credit Scores.
[3] Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
[4] With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	93.16%
Lien	First	99.20%
Property Type	Single-family detached	80.92%
	Planned Unit Developments (detached)	7.48
	Two- to four- family units	3.87
	Manufactured Home	2.50
	Planned Unit Developments (attached)	1.29
	Townhouse	0.45
	Condo Mid-Rise (5 to 8 stories)	0.11
	Condo Low-Rise (less than 5 stories)	3.39
Occupancy Status	Primary Residence	95.56%
	Non Owner Occupied	3.39
	Second/Vacation	1.05
Documentation Type	Full Documentation	73.61%
	Reduced Documentation	26.39
Loans with Prepayment Penalties		70.27%

Loans serviced by Homecomings[3] 100.00%

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	25	$2,748,665	0.50%	$109,947	64.74%
500 - 519	65	7,255,271	1.32	111,620	73.60
520 - 539	187	23,250,707	4.22	124,335	71.05
540 - 559	364	45,558,895	8.27	125,162	75.28
560 - 579	480	60,908,405	11.06	126,893	79.01
580 - 599	636	70,488,009	12.80	110,830	79.93
600 - 619	797	103,061,524	18.71	129,312	81.90
620 - 639	632	87,754,913	15.93	138,853	81.81
640 - 659	449	64,071,043	11.63	142,697	80.54
660 - 679	246	36,201,231	6.57	147,159	80.50
680 - 699	136	20,765,273	3.77	152,686	81.20
700 - 719	80	11,415,146	2.07	142,689	82.35
720 - 739	44	6,623,050	1.20	150,524	82.07
740 - 759	32	5,005,980	0.91	156,437	81.32
760 >=	36	5,227,033	0.95	145,195	79.68
Subtotal with Credit Scores	**4,209**	**$550,335,147**	**99.91%**	**$130,752**	**79.82%**
Not available*	8	$499,937	0.09	62,492	69.59
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**79.81%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,749	$117,661,128	21.36%	$67,273	606	78.52%
100,001 - 200,000	1,782	250,940,286	45.56	140,819	612	79.96
200,001 - 300,000	548	132,994,256	24.14	242,690	621	79.90
300,001 - 400,000	123	42,479,080	7.71	345,358	616	81.95
400,001 - 500,000	14	6,110,334	1.11	436,452	625	82.12
600,001 - 700,000	1	650,000	0.12	650,000	752	75.00
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	2	$187,062	0.03%	$93,531	600	80.00%
4.500 - 4.999	9	1,259,381	0.23	139,931	610	76.07
5.000 - 5.499	89	15,197,807	2.76	170,762	637	74.18
5.500 - 5.999	326	55,966,534	10.16	171,676	638	77.25
6.000 - 6.499	864	135,123,987	24.53	156,394	628	78.56
6.500 - 6.999	905	125,749,694	22.83	138,950	619	80.74
7.000 - 7.499	816	106,078,568	19.26	129,998	601	81.22
7.500 - 7.999	464	55,717,788	10.12	120,081	589	81.57
8.000 - 8.499	299	31,829,750	5.78	106,454	583	79.81
8.500 - 8.999	119	10,623,090	1.93	89,270	577	79.50
9.000 - 9.499	63	5,848,299	1.06	92,830	557	77.39
9.500 - 9.999	28	1,416,872	0.26	50,603	554	72.76
10.000 - 10.499	22	1,235,870	0.22	56,176	554	71.66
10.500 - 10.999	12	423,481	0.08	35,290	552	76.32
11.000 - 11.499	150	3,145,147	0.57	20,968	599	99.79
11.500 - 11.999	9	329,040	0.06	36,560	575	82.06
12.000 - 12.499	4	104,081	0.02	26,020	607	100.00
12.500 - 12.999	2	27,773	0.01	13,887	592	100.00
13.000 - 13.499	34	570,859	0.10	16,790	586	99.30
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	2	$187,062	0.03%	$93,531	600	80.00%
5.000 - 5.499	8	1,146,353	0.21	143,294	609	75.68
5.500 - 5.999	90	15,122,729	2.75	168,030	645	75.44
6.000 - 6.499	284	48,570,260	8.82	171,022	642	77.50
6.500 - 6.999	924	147,172,235	26.72	159,277	632	78.64
7.000 - 7.499	791	107,450,917	19.51	135,842	619	80.42
7.500 - 7.999	898	118,763,508	21.56	132,253	600	81.09
8.000 - 8.499	426	50,143,749	9.10	117,708	587	82.24
8.500 - 8.999	332	36,472,631	6.62	109,857	581	79.66
9.000 - 9.499	122	11,454,685	2.08	93,891	571	78.37
9.500 - 9.999	76	6,881,391	1.25	90,545	556	77.47
10.000 - 10.499	22	1,232,246	0.22	56,011	553	75.01
10.500 - 10.999	28	1,493,841	0.27	53,351	554	70.92
11.000 - 11.499	14	512,747	0.09	36,625	549	74.50
11.500 - 11.999	151	3,198,977	0.58	21,185	598	99.28
12.000 - 12.499	5	191,745	0.03	38,349	549	69.21
12.500 - 12.999	8	241,376	0.04	30,172	609	100.00
13.000 - 13.499	2	27,773	0.01	13,887	592	100.00
13.500 - 13.999	34	570,859	0.10	16,790	586	99.30
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	134	$13,679,565	2.48%	$102,086	589
50.01 - 55.00	61	8,085,564	1.47	132,550	599
55.01 - 60.00	120	13,213,458	2.40	110,112	583
60.01 - 65.00	148	20,917,562	3.80	141,335	590
65.01 - 70.00	237	29,718,591	5.40	125,395	584
70.01 - 75.00	360	46,560,757	8.45	129,335	602
75.01 - 80.00	1,470	202,888,634	36.83	138,019	625
80.01 - 85.00	564	78,083,442	14.18	138,446	609
85.01 - 90.00	668	100,252,761	18.20	150,079	613
90.01 - 95.00	253	33,224,355	6.03	131,322	636
95.01 - 100.00	202	4,210,394	0.76	20,844	600
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	108	$10,740,330	1.95%	$99,448	597	83.53%
Alaska	2	237,400	0.04	118,700	605	87.92
Arizona	108	13,754,999	2.50	127,361	627	80.97
Arkansas	20	1,864,523	0.34	93,226	608	85.83
California	378	81,267,787	14.75	214,994	615	76.19
Colorado	79	10,860,467	1.97	137,474	615	80.14
Connecticut	32	5,942,249	1.08	185,695	628	76.85
Delaware	6	644,083	0.12	107,347	581	71.71
Florida	410	52,673,860	9.56	128,473	611	79.87
Georgia	179	21,930,284	3.98	122,516	613	82.63
Hawaii	2	253,411	0.05	126,705	644	81.74
Idaho	12	1,378,698	0.25	114,891	628	79.28
Illinois	227	31,906,979	5.79	140,559	616	79.87
Indiana	112	9,385,653	1.70	83,800	604	81.95
Iowa	30	2,700,430	0.49	90,014	620	83.04
Kansas	49	5,014,125	0.91	102,329	623	81.59
Kentucky	49	3,868,153	0.70	78,942	603	82.28
Louisiana	75	6,673,286	1.21	88,977	594	81.03
Maine	4	592,849	0.11	148,212	600	78.93
Maryland	79	13,613,857	2.47	172,327	619	79.69
Massachusetts	46	9,567,914	1.74	207,998	624	74.39
Michigan	325	37,844,005	6.87	116,443	608	81.94
Minnesota	122	19,118,102	3.47	156,706	623	78.34
Mississippi	27	2,964,546	0.54	109,798	595	83.25
Missouri	147	14,967,718	2.72	101,821	613	82.62
Montana	4	495,546	0.09	123,887	624	83.23
Nebraska	12	1,021,947	0.19	85,162	638	83.28
Nevada	72	12,846,131	2.33	178,418	617	77.78
New Hampshire	10	1,854,418	0.34	185,442	646	78.78
New Jersey	68	13,150,360	2.39	193,388	619	79.54
New Mexico	17	1,664,590	0.30	97,917	595	77.71
New York	63	12,907,473	2.34	204,881	624	74.45
North Carolina	79	8,834,575	1.60	111,830	598	77.61
North Dakota	2	154,981	0.03	77,491	661	75.81
Ohio	138	13,484,563	2.45	97,714	612	83.79
Oklahoma	53	4,452,706	0.81	84,013	610	82.32
Oregon	36	4,990,637	0.91	138,629	624	80.71
Pennsylvania	66	7,317,007	1.33	110,864	603	80.92
Rhode Island	18	2,814,566	0.51	156,365	619	68.66
South Carolina	62	6,562,077	1.19	105,840	608	82.79
South Dakota	6	614,605	0.11	102,434	603	79.48
Tennessee	85	7,603,907	1.38	89,458	614	82.57
Texas	320	27,636,351	5.02	86,364	613	81.74
Utah	36	3,677,125	0.67	102,142	626	82.59
Vermont	1	69,903	0.01	69,903	555	30.00
Virginia	152	21,868,502	3.97	143,872	609	79.46
Washington	75	12,057,307	2.19	160,764	615	82.55
West Virginia	11	1,533,663	0.28	139,424	577	82.56
Wisconsin	192	22,075,661	4.01	114,977	612	80.97
Wyoming	4	400,200	0.07	100,050	618	81.69
Washington DC	7	980,574	0.18	140,082	587	67.65
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	2,356	$326,722,725	59.31%	$138,677	604	78.15%
Purchase	1,619	193,547,246	35.14	119,547	628	82.45
Rate/Term refinance	242	30,565,112	5.55	126,302	618	80.85
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	3,255	$405,497,205	73.61%	$124,577	604	81.21%
Reduced Documentation	962	145,337,879	26.39	151,079	639	75.90
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,980	$526,379,522	95.56%	$132,256	612	79.98%
Non Owner Occupied	195	18,673,025	3.39	95,759	641	73.90
Second/Vacation	42	5,782,536	1.05	137,679	647	83.01
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,434	445,736,929	80.92%	129,801	612	80.04%
Planned Unit Developments (detached)	280	41,188,125	7.48	147,100	617	81.88
Two- to four- family units	132	21,310,675	3.87	161,445	633	75.51
Condo Low-Rise (less than 5 stories)	132	18,647,204	3.39	141,267	621	79.20
Manufactured Home	156	13,762,524	2.50	88,221	624	75.69
Planned Unit Developments (attached)	48	7,119,840	1.29	148,330	606	77.10
Townhouse	31	2,482,822	0.45	80,091	614	77.60
Condo Mid-Rise (5 to 8 stories)	4	586,965	0.11	146,741	624	75.11
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,958	$274,277,192	49.79%	$140,080	645	81.86%
AX	1,031	124,615,025	22.62	120,868	603	79.98
AM	556	66,920,031	12.15	120,360	583	80.68
B	417	53,801,595	9.77	129,021	553	74.85
C	178	21,356,991	3.88	119,983	548	69.13
CM	77	9,864,249	1.79	128,107	536	65.03
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,448	$163,736,780	29.73%	$113,078	613	80.25%
12 Months	271	43,353,694	7.87	159,977	614	79.01
24 Months	1,856	265,022,572	48.11	142,792	613	79.64
36 Months	629	77,508,771	14.07	123,225	616	79.88
60 Months	3	167,376	0.03	55,792	640	78.61
Other	10	1,045,891	0.19	104,589	609	82.10
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate IO Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	4,133	$531,857,670	96.55%	$128,686	612	79.69%
24	61	14,529,555	2.64	238,189	636	83.36
36	17	3,240,259	0.59	190,603	641	83.77
60	6	1,207,600	0.22	201,267	640	77.91
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	560	$37,690,823	6.84%	$67,305	616	80.20%
1.000 - 1.499	3	399,230	0.07	133,077	652	79.20
1.500 - 1.999	1	159,710	0.03	159,710	651	72.00
2.000 - 2.499	1	147,616	0.03	147,616	647	80.00
2.500 - 2.999	1	64,628	0.01	64,628	580	50.00
3.500 - 3.999	2	212,843	0.04	106,421	621	63.56
4.000 - 4.499	8	1,043,467	0.19	130,433	632	79.28
4.500 - 4.999	23	3,996,787	0.73	173,773	599	78.03
5.000 - 5.499	59	9,688,454	1.76	164,211	639	79.77
5.500 - 5.999	213	30,050,708	5.46	141,083	639	78.97
6.000 - 6.499	382	51,380,505	9.33	134,504	631	78.01
6.500 - 6.999	1,384	222,293,778	40.36	160,617	621	78.86
7.000 - 7.499	643	83,778,830	15.21	130,294	608	81.35
7.500 - 7.999	468	58,943,265	10.70	125,947	593	83.01
8.000 - 8.499	235	28,313,568	5.14	120,483	581	81.51
8.500 - 8.999	115	12,612,849	2.29	109,677	569	80.12
9.000 - 9.499	71	6,850,875	1.24	96,491	561	76.63
9.500 - 9.999	19	1,556,702	0.28	81,932	543	75.60
10.000 - 10.499	22	1,297,578	0.24	58,981	562	74.46
10.500 - 10.999	7	352,869	0.06	50,410	535	68.23
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	560	$37,690,823	6.84%	$67,305	616	80.20%
10.000 - 10.999	1	63,511	0.01	63,511	549	70.00
11.000 - 11.999	44	5,867,393	1.07	133,350	651	74.19
12.000 - 12.999	619	91,266,897	16.57	147,442	630	77.65
13.000 - 13.999	1,480	223,884,965	40.64	151,274	621	79.99
14.000 - 14.999	1,077	145,140,660	26.35	134,764	601	81.03
15.000 - 15.999	348	39,732,592	7.21	114,174	578	80.47
16.000 - 16.999	68	5,927,131	1.08	87,164	561	76.59
17.000 - 17.999	14	755,500	0.14	53,964	552	73.23
18.000 - 18.999	2	113,766	0.02	56,883	552	72.63
19.000 - 19.999	1	73,419	0.01	73,419	539	70.00
20.000 - 20.999	1	154,102	0.03	154,102	524	76.00
21.000 - 21.999	2	164,324	0.03	82,162	563	71.33
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	560	$37,690,823	6.84%	$67,305	616	80.20%
1.000 - 1.999	4	558,940	0.10	139,735	652	77.15
2.000 - 2.999	2	212,243	0.04	106,122	627	70.87
4.000 - 4.999	4	774,313	0.14	193,578	618	79.09
5.000 - 5.999	74	10,841,849	1.97	146,511	630	74.72
6.000 - 6.999	1,237	200,632,317	36.42	162,193	635	78.14
7.000 - 7.999	1,583	213,625,757	38.78	134,950	605	81.20
8.000 - 8.999	560	68,364,547	12.41	122,080	583	81.75
9.000 - 9.999	149	15,603,193	2.83	104,719	567	77.69
10.000 - 10.999	35	2,073,739	0.38	59,250	553	74.22
11.000 - 11.999	8	383,943	0.07	47,993	537	67.22
12.000 - 12.999	1	73,419	0.01	73,419	539	70.00
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	560	$37,690,823	6.84%	$67,305	616	80.20%
2005 March	1	291,515	0.05	291,515	758	80.00
2005 September	1	319,535	0.06	319,535	576	80.00
2006 April	11	1,123,687	0.20	102,153	597	71.61
2006 May	61	8,080,881	1.47	132,473	625	78.13
2006 June	115	15,181,021	2.76	132,009	611	76.06
2006 July	74	10,627,090	1.93	143,609	614	74.46
2006 August	145	22,702,644	4.12	156,570	614	79.21
2006 September	911	152,035,347	27.6	166,888	620	78.99
2006 October	1,265	160,289,937	29.10	126,711	609	81.09
2006 November	505	67,281,628	12.21	133,231	602	81.10
2007 April	1	159,427	0.03	159,427	616	75.00
2007 May	12	1,421,455	0.26	118,455	626	75.06
2007 June	55	6,674,440	1.21	121,353	637	75.73
2007 July	22	2,955,463	0.54	134,339	631	79.47
2007 August	24	3,605,855	0.65	150,244	634	78.12
2007 September	87	13,809,054	2.51	158,725	631	78.09
2007 October	157	19,728,278	3.58	125,658	616	81.03
2007 November	210	26,857,003	4.88	127,890	606	80.18
Total:	**4,217**	**$550,835,084**	**100.00%**	**$130,623**	**613**	**79.81%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$275,417,971.75		
Number of Mortgage Loans	1,982		
Average Current Principal Balance	$138,959.62	$10,000.00	$650,000.00
(1) Weighted Average Original Loan-to-Value	79.25%	7.00%	95.00%
(1) Weighted Average Mortgage Rate	7.33%	5.15%	12.38%
(1) Weighted Average Net Mortgage Rate	6.82%	4.57%	11.80%
(1) Weighted Average Note Margin	7.00%	1.00%	10.99%
(1) Weighted Average Maximum Mortgage Rate	13.77%	11.25%	21.13%
(1) Weighted Average Minimum Mortgage Rate	7.31%	1.00%	11.50%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	24	10	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	357	120	360
(1) (2) Weighted Average Credit Score	614	476	805

(1) Weighted Average reflected in Total.
(2) 99.89% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	93.64%
Lien	First	100.00%
Property Type	Single-family detached	79.33%
	Planned Unit Developments (detached)	7.19
	Manufactured Home	5.00
	Two- to four- family units	3.65
	Planned Unit Developments (attached)	1.00
	Townhouse	0.37
	Condo Mid-Rise (5 to 8 stories)	0.19
	Condo Low-Rise (less than 5 stories)	3.26
Occupancy Status	Primary Residence	95.71%
	Non Owner Occupied	3.39
	Second/Vacation	0.90
Documentation Type	Full Documentation	74.21%
	Reduced Documentation	25.79
Loans with Prepayment Penalties		71.13%
Loans serviced by Homecomings(3)		100.00%

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group I Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	13	$1,481,644	0.54%	$113,973	68.32%
500 - 519	35	3,786,061	1.37	108,173	72.58
520 - 539	87	10,811,402	3.93	124,269	70.57
540 - 559	182	22,524,833	8.18	123,763	74.61
560 - 579	228	30,645,022	11.13	134,408	78.72
580 - 599	268	35,283,705	12.81	131,656	79.43
600 - 619	337	50,472,557	18.33	149,770	81.42
620 - 639	310	43,066,353	15.64	138,924	80.63
640 - 659	221	33,843,701	12.29	153,139	79.78
660 - 679	133	19,473,172	7.07	146,415	80.12
680 - 699	61	9,193,303	3.34	150,710	80.18
700 - 719	34	4,390,808	1.59	129,141	83.39
720 - 739	24	3,346,537	1.22	139,439	82.87
740 - 759	20	3,261,274	1.18	163,064	82.06
760 >=	24	3,527,122	1.28	146,963	79.91
Total:	**1,977**	**$275,107,495**	**99.89%**	**$139,154**	**79.26%**
Not available*	5	$310,477	0.11%	$62,095	64.20%
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**79.25%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

Group I Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	777	$56,942,369	20.67%	$73,285	609	77.11%
100,001 - 200,000	853	119,356,484	43.34	139,926	611	79.65
200,001 - 300,000	239	57,904,661	21.02	242,279	624	79.16
300,001 - 400,000	98	34,454,125	12.51	351,573	615	81.10
400,001 - 500,000	14	6,110,334	2.22	436,452	625	82.12
600,001 - 700,000	1	650,000	0.24	650,000	752	75.00
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	6	$735,967	0.27%	$122,661	615	73.27%
5.000 - 5.499	53	9,379,502	3.41	176,972	634	74.69
5.500 - 5.999	169	30,328,380	11.01	179,458	639	77.25
6.000 - 6.499	412	66,569,070	24.17	161,575	631	78.27
6.500 - 6.999	456	64,085,520	23.27	140,538	618	80.98
7.000 - 7.499	397	50,663,934	18.40	127,617	602	80.54
7.500 - 7.999	223	28,468,181	10.34	127,660	588	81.24
8.000 - 8.499	143	15,088,173	5.48	105,512	586	78.40
8.500 - 8.999	57	5,423,047	1.97	95,141	576	75.72
9.000 - 9.499	34	3,005,736	1.09	88,404	555	75.35
9.500 - 9.999	14	724,832	0.26	51,774	541	68.65
10.000 - 10.499	14	749,244	0.27	53,517	551	71.35
10.500 - 10.999	2	126,605	0.05	63,303	544	70.00
11.500 - 11.999	2	69,781	0.03	34,891	525	46.96
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
5.000 - 5.499	6	$735,967	0.27%	$122,661	615	73.27%
5.500 - 5.999	53	9,429,626	3.42	177,917	643	76.07
6.000 - 6.499	148	26,708,559	9.70	180,463	643	77.02
6.500 - 6.999	434	71,028,537	25.79	163,660	633	78.44
7.000 - 7.499	395	54,495,240	19.79	137,963	619	80.62
7.500 - 7.999	442	58,571,787	21.27	132,515	601	80.63
8.000 - 8.499	210	25,346,544	9.20	120,698	587	81.75
8.500 - 8.999	163	18,032,898	6.55	110,631	581	78.71
9.000 - 9.499	56	5,699,397	2.07	101,775	571	74.60
9.500 - 9.999	41	3,584,693	1.30	87,432	554	75.73
10.000 - 10.499	10	543,587	0.20	54,359	545	70.88
10.500 - 10.999	18	956,636	0.35	53,146	547	68.31
11.000 - 11.499	3	160,891	0.06	53,630	551	70.11
11.500 - 11.999	1	53,830	0.02	53,830	538	70.00
12.000 - 12.499	2	69,781	0.03	34,891	525	46.96
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group I Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	76	$7,806,419	2.83%	$102,716	592
50.01 - 55.00	32	4,700,090	1.71	146,878	601
55.01 - 60.00	63	6,912,762	2.51	109,726	586
60.01 - 65.00	79	11,083,605	4.02	140,299	592
65.01 - 70.00	119	14,431,101	5.24	121,270	584
70.01 - 75.00	197	25,765,719	9.36	130,790	605
75.01 - 80.00	723	101,569,172	36.88	140,483	625
80.01 - 85.00	275	39,466,405	14.33	143,514	609
85.01 - 90.00	319	49,711,504	18.05	155,835	616
90.01 - 95.00	99	13,971,195	5.07	141,123	635
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**

Group I Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,215	$171,941,903	62.43%	$141,516	605	77.82%
Purchase	662	89,775,443	32.60	135,612	630	81.94
Rate/Term refinance	105	13,700,626	4.97	130,482	620	79.51
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,527	$204,398,269	74.21%	$133,856	606	80.65%
Reduced Documentation	455	71,019,703	25.79	156,087	638	75.23
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	56	$5,834,844	2.12%	$104,194	601	82.42%
Alaska	2	237,400	0.09	118,700	605	87.92
Arizona	52	6,722,540	2.44	129,280	626	79.52
Arkansas	11	966,836	0.35	87,894	609	83.18
California	214	47,847,901	17.37	223,588	618	76.08
Colorado	34	5,323,800	1.93	156,582	619	78.93
Connecticut	10	2,160,617	0.78	216,062	633	77.40
Delaware	5	592,864	0.22	118,573	576	70.13
Florida	205	26,054,794	9.46	127,097	615	79.99
Georgia	83	10,093,055	3.66	121,603	615	81.05
Idaho	4	335,446	0.12	83,862	626	73.53
Illinois	98	15,090,200	5.48	153,982	617	80.16
Indiana	52	4,888,901	1.78	94,017	607	82.54
Iowa	13	1,022,745	0.37	78,673	620	80.74
Kansas	18	1,881,521	0.68	104,529	630	81.46
Kentucky	18	1,499,728	0.54	83,318	605	83.27
Louisiana	31	3,311,074	1.20	106,809	599	80.58
Maine	3	327,707	0.12	109,236	626	69.97
Maryland	32	6,813,869	2.47	212,933	614	81.76
Massachusetts	21	4,583,619	1.66	218,268	629	73.96
Michigan	174	21,099,191	7.66	121,260	604	81.39
Minnesota	53	8,916,241	3.24	168,231	625	77.03
Mississippi	16	1,831,921	0.67	114,495	599	83.46
Missouri	64	6,767,819	2.46	105,747	609	80.96
Montana	2	148,754	0.05	74,377	635	82.74
Nebraska	7	539,233	0.20	77,033	637	85.21
Nevada	28	4,949,207	1.80	176,757	607	75.39
New Hampshire	6	1,178,278	0.43	196,380	662	82.39
New Jersey	38	7,236,986	2.63	190,447	621	79.02
New Mexico	9	874,264	0.32	97,140	588	77.44
New York	26	5,678,832	2.06	218,417	615	77.70
North Carolina	33	3,774,762	1.37	114,387	593	75.55
North Dakota	2	154,981	0.06	77,491	661	75.81
Ohio	65	7,019,074	2.55	107,986	606	82.99
Oklahoma	22	1,783,926	0.65	81,088	609	80.95
Oregon	21	3,107,083	1.13	147,956	631	77.51
Pennsylvania	35	4,172,423	1.51	119,212	601	80.84
Rhode Island	9	1,597,297	0.58	177,477	615	66.62
South Carolina	32	3,136,721	1.14	98,023	608	80.59
South Dakota	5	508,372	0.18	101,674	598	76.24
Tennessee	39	3,201,413	1.16	82,088	617	78.87
Texas	134	14,350,092	5.21	107,090	614	80.70
Utah	16	2,046,344	0.74	127,897	629	81.83
Vermont	1	69,903	0.03	69,903	555	30.00
Virginia	63	10,314,907	3.75	163,729	607	79.58
Washington	32	4,910,659	1.78	153,458	619	82.04
West Virginia	4	390,625	0.14	97,656	588	86.55
Wisconsin	79	9,412,160	3.42	119,141	618	80.42
Wyoming	1	96,000	0.03	96,000	576	80.00
Washington DC	4	561,045	0.20	140,261	559	66.42
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group I Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	1,865	$263,614,378	95.71%	$141,348	613	79.42%
Non Owner Occupied	98	9,336,871	3.39	95,274	641	73.83
Second/Vacation	19	2,466,723	0.90	129,828	655	80.88
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,553	$218,496,291	79.33%	$140,693	612	79.51%
Planned Unit Developments (detached)	117	19,794,857	7.19	169,187	619	81.08
Manufactured Home	156	13,762,524	5.00	88,221	624	75.69
Two- to four- family units	61	10,056,758	3.65	164,865	641	76.16
Planned Unit Developments (attached)	19	2,761,545	1.00	145,344	601	74.13
Townhouse	13	1,026,485	0.37	78,960	614	71.58
Condo Mid-Rise (5 to 8 stories)	3	528,562	0.19	176,187	622	73.46
Condo Low-Rise (less than 5 stories)	60	8,990,951	3.26	149,849	613	80.53
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	941	$137,910,673	50.07%	$146,558	647	81.27%
AX	474	64,374,666	23.37	135,812	601	79.41
AM	239	31,443,428	11.42	131,562	583	79.90
B	197	27,083,965	9.83	137,482	553	74.60
C	84	9,341,336	3.39	111,206	548	69.22
CM	47	5,263,904	1.91	111,998	535	62.23
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	602	$79,503,401	28.87%	$132,065	615	79.03%
12 Months	133	21,407,625	7.77	160,960	615	79.21
24 Months	908	132,683,559	48.18	146,127	614	79.45
36 Months	330	40,955,376	14.87	124,107	612	79.04
60 Months	3	167,376	0.06	55,792	640	78.61
Other	6	700,635	0.25	116,773	613	79.21
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Group I IO Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,938	$263,361,982	95.62%	$135,894	613	79.14%
24	32	9,292,301	3.37	290,384	640	81.32
36	8	1,937,289	0.70	242,161	637	83.97
60	4	826,400	0.30	206,600	618	78.43
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	188	$17,514,563	6.36%	$93,163	619	76.95%
1.000 - 1.499	1	114,026	0.04	114,026	657	88.00
1.500 - 1.999	1	159,710	0.06	159,710	651	72.00
2.500 - 2.999	1	64,628	0.02	64,628	580	50.00
3.500 - 3.999	1	100,000	0.04	100,000	637	45.00
4.000 - 4.499	3	287,747	0.10	95,916	591	80.00
4.500 - 4.999	16	2,974,008	1.08	185,875	598	76.74
5.000 - 5.499	29	5,059,019	1.84	174,449	650	80.44
5.500 - 5.999	98	13,748,511	4.99	140,291	632	78.40
6.000 - 6.499	183	25,066,030	9.10	136,973	637	76.06
6.500 - 6.999	646	109,158,022	39.63	168,975	623	78.92
7.000 - 7.499	344	45,480,810	16.51	132,212	607	81.13
7.500 - 7.999	243	30,453,847	11.06	125,324	593	82.73
8.000 - 8.499	106	13,790,804	5.01	130,102	583	81.24
8.500 - 8.999	59	6,040,246	2.19	102,377	568	76.15
9.000 - 9.499	37	3,739,457	1.36	101,066	563	76.23
9.500 - 9.999	8	616,624	0.22	77,078	535	67.97
10.000 - 10.499	14	811,292	0.29	57,949	549	71.85
10.500 - 10.999	4	238,628	0.09	59,657	537	70.31
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group I Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	188	$17,514,563	6.36%	$93,163	619	76.95%
11.000 - 11.999	26	3,531,186	1.28	135,815	653	73.17
12.000 - 12.999	328	49,577,339	18.00	151,150	632	77.23
13.000 - 13.999	710	110,045,546	39.96	154,994	621	80.05
14.000 - 14.999	514	71,158,677	25.84	138,441	602	80.23
15.000 - 15.999	171	20,186,418	7.33	118,049	578	80.41
16.000 - 16.999	35	2,707,893	0.98	77,368	566	73.24
17.000 - 17.999	6	348,863	0.13	58,144	549	72.98
18.000 - 18.999	2	113,766	0.04	56,883	552	72.63
20.000 - 20.999	1	154,102	0.06	154,102	524	76.00
21.000 - 21.999	1	79,620	0.03	79,620	584	77.00
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	188	$17,514,563	6.36%	$93,163	619	76.95%
1.000 - 1.999	2	273,736	0.10	136,868	653	78.66
2.000 - 2.999	1	64,628	0.02	64,628	580	50.00
4.000 - 4.999	1	404,651	0.15	404,651	622	76.00
5.000 - 5.999	43	6,010,677	2.18	139,783	627	74.27
6.000 - 6.999	591	100,797,825	36.60	170,555	637	77.86
7.000 - 7.999	790	107,371,532	38.98	135,913	605	81.01
8.000 - 8.999	266	33,757,037	12.26	126,906	583	81.23
9.000 - 9.999	76	7,879,378	2.86	103,676	567	75.28
10.000 - 10.999	20	1,129,226	0.41	56,461	545	71.16
11.000 - 11.999	4	214,721	0.08	53,680	548	70.08
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group I Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	188	$17,514,563	6.36%	$93,163	619	76.95%
2005 September	1	319,535	0.12	319,535	576	80.00
2006 April	9	972,887	0.35	108,099	601	71.57
2006 May	29	3,592,662	1.30	123,885	609	77.05
2006 June	59	7,733,657	2.81	131,079	613	75.95
2006 July	38	5,737,579	2.08	150,989	628	71.35
2006 August	56	9,228,668	3.35	164,798	619	79.37
2006 September	454	78,692,136	28.57	173,331	622	79.12
2006 October	614	79,028,905	28.69	128,712	609	79.87
2006 November	260	34,856,476	12.66	134,063	600	81.15
2007 May	4	433,187	0.16	108,297	610	78.12
2007 June	22	2,871,263	1.04	130,512	639	76.93
2007 July	11	1,221,904	0.44	111,082	628	77.79
2007 August	13	2,279,876	0.83	175,375	630	80.12
2007 September	40	6,529,481	2.37	163,237	632	80.68
2007 October	78	9,837,193	3.57	126,118	615	80.48
2007 November	106	14,567,999	5.29	137,434	609	79.57
Total:	**1,982**	**$275,417,972**	**100.00%**	**$138,960**	**614**	**79.25%**

Group II Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$275,417,111.88		
Number of Mortgage Loans	2,235		
Average Current Principal Balance	$123,229.13	$9,989.64	$378,803.46
(1)(4) Weighted Average Original Loan-to-Value	80.37%	17.00%	100.00%
(1) Weighted Average Mortgage Rate	7.45%	4.90%	13.99%
(1) Weighted Average Net Mortgage Rate	6.93%	4.37%	13.41%
(1) Weighted Average Note Margin	6.99%	1.13%	10.75%
(1) Weighted Average Maximum Mortgage Rate	13.85%	10.55%	21.75%
(1) Weighted Average Minimum Mortgage Rate	7.33%	1.13%	12.25%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	24	4	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	356	176	360
(1) (2) Weighted Average Credit Score	613	472	826

(1) Weighted Average reflected in Total.
(2) 99.93% of the Group II Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days. On the Closing Date, up to 10% of the Mortgage Loans may be serviced by Mortgage Lenders Network USA.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	92.67%
Lien	First	98.40%
Property Type	Single-family detached	82.51%
	Planned Unit Developments (detached)	7.77
	Two- to four- family units	4.09
	Planned Unit Developments (attached)	1.58
	Townhouse	0.53
	Condo Low-Rise (less than 5 stories)	3.51
	Condo Mid-Rise (5 to 8 stories)	0.02
Occupancy Status	Primary Residence	95.41%
	Non Owner Occupied	3.39
	Second/Vacation	1.20
Documentation Type	Full Documentation	73.02%
	Reduced Documentation	26.98
Loans with Prepayment Penalties		69.42%
Loans serviced by Homecomings(3)		100.00%

Group II Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	12	1,267,021	0.46	105,585	60.56%
500 - 519	30	3,469,210	1.26	115,640	74.72
520 - 539	100	12,439,305	4.52	124,393	71.46
540 - 559	182	23,034,062	8.36	126,561	75.93
560 - 579	252	30,263,384	10.99	120,093	79.31
580 - 599	368	35,204,304	12.78	95,664	80.42
600 - 619	460	52,588,967	19.09	114,324	82.36
620 - 639	322	44,688,560	16.23	138,784	82.95
640 - 659	228	30,227,342	10.98	132,576	81.39
660 - 679	113	16,728,059	6.07	148,036	80.95
680 - 699	75	11,571,971	4.20	154,293	82.00
700 - 719	46	7,024,338	2.55	152,703	81.70
720 - 739	20	3,276,513	1.19	163,826	81.26
740 - 759	12	1,744,705	0.63	145,392	79.95
760 >=	12	1,699,910	0.62	141,659	79.22
Subtotal with Credit Scores	**2,232**	**$275,227,652**	**99.93%**	**$123,310**	**80.37%**
Not available*	3	$189,460	0.07%	$63,153	78.42%
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**80.37%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	972	$60,718,759	22.05%	$62,468	604	79.85%
100,001 – 200,000	929	131,583,802	47.78	141,640	612	80.24
200,001 – 300,000	309	75,089,595	27.26	243,008	619	80.47
300,001 – 400,000	25	8,024,956	2.91	320,998	620	85.61
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.000 – 4.499	2	$187,062	0.07%	$93,531	600	80.00%
4.500 – 4.999	3	523,414	0.19	174,471	602	80.00
5.000 – 5.499	36	5,818,305	2.11	161,620	642	73.35
5.500 – 5.999	157	25,638,154	9.31	163,300	637	77.26
6.000 – 6.499	452	68,554,917	24.89	151,670	626	78.85
6.500 – 6.999	449	61,664,175	22.39	137,337	621	80.48
7.000 – 7.499	419	55,414,633	20.12	132,254	601	81.84
7.500 – 7.999	241	27,249,607	9.89	113,069	590	81.92
8.000 – 8.499	156	16,741,577	6.08	107,318	581	81.08
8.500 – 8.999	62	5,200,044	1.89	83,872	578	83.45
9.000 – 9.499	29	2,842,563	1.03	98,019	560	79.54
9.500 – 9.999	14	692,040	0.25	49,431	567	77.07
10.000 – 10.499	8	486,626	0.18	60,828	559	72.13
10.500 – 10.999	10	296,875	0.11	29,688	556	79.01
11.000 – 11.499	150	3,145,147	1.14	20,968	599	99.79
11.500 – 11.999	7	259,259	0.09	37,037	588	91.50
12.000 – 12.499	4	104,081	0.04	26,020	607	100.00
12.500 – 12.999	2	27,773	0.01	13,887	592	100.00
13.000 – 13.499	34	570,859	0.21	16,790	586	99.30
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group II Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 – 4.999	2	$187,062	0.07%	$93,531	600	80.00%
5.000 – 5.499	2	410,386	0.15	205,193	596	80.00
5.500 – 5.999	37	5,693,103	2.07	153,868	649	74.39
6.000 – 6.499	136	21,861,700	7.94	160,748	642	78.09
6.500 – 6.999	490	76,143,699	27.65	155,395	631	78.82
7.000 – 7.499	396	52,955,677	19.23	133,726	619	80.20
7.500 – 7.999	456	60,191,721	21.85	131,999	599	81.54
8.000 – 8.499	216	24,797,205	9.00	114,802	587	82.74
8.500 – 8.999	169	18,439,733	6.70	109,111	581	80.59
9.000 – 9.499	66	5,755,288	2.09	87,201	571	82.11
9.500 – 9.999	35	3,296,698	1.20	94,191	559	79.37
10.000 – 10.499	12	688,660	0.25	57,388	560	78.27
10.500 – 10.999	10	537,205	0.20	53,720	567	75.56
11.000 – 11.499	11	351,856	0.13	31,987	548	76.51
11.500 – 11.999	150	3,145,147	1.14	20,968	599	99.79
12.000 – 12.499	3	121,964	0.04	40,655	562	81.94
12.500 – 12.999	8	241,376	0.09	30,172	609	100.00
13.000 – 13.499	2	27,773	0.01	13,887	592	100.00
13.500 – 13.999	34	570,859	0.21	16,790	586	99.30
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 – 50.00	58	$5,873,146	2.13%	$101,261	585
50.01 – 55.00	29	3,385,474	1.23	116,740	597
55.01 – 60.00	57	6,300,695	2.29	110,539	579
60.01 – 65.00	69	9,833,956	3.57	142,521	588
65.01 – 70.00	118	15,287,491	5.55	129,555	584
70.01 – 75.00	163	20,795,038	7.55	127,577	598
75.01 – 80.00	747	101,319,463	36.79	135,635	625
80.01 – 85.00	289	38,617,037	14.02	133,623	609
85.01 – 90.00	349	50,541,257	18.35	144,817	610
90.01 – 95.00	154	19,253,160	6.99	125,021	638
95.01 – 100.00	202	4,210,394	1.53	20,844	600
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group II State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	52	$4,905,487	1.78%	$94,336	592	84.86%
Arizona	56	7,032,460	2.55	125,580	627	82.37
Arkansas	9	897,687	0.33	99,743	607	88.68
California	164	33,419,886	12.13	203,780	609	76.35
Colorado	45	5,536,667	2.01	123,037	612	81.30
Connecticut	22	3,781,632	1.37	171,892	626	76.53
Delaware	1	51,219	0.02	51,219	635	90.00
Florida	205	26,619,067	9.67	129,849	607	79.77
Georgia	96	11,837,229	4.30	123,304	611	83.97
Hawaii	2	253,411	0.09	126,705	644	81.74
Idaho	8	1,043,251	0.38	130,406	628	81.13
Illinois	129	16,816,779	6.11	130,363	614	79.61
Indiana	60	4,496,752	1.63	74,946	601	81.31
Iowa	17	1,677,685	0.61	98,687	620	84.44
Kansas	31	3,132,603	1.14	101,052	619	81.67
Kentucky	31	2,368,424	0.86	76,401	603	81.66
Louisiana	44	3,362,212	1.22	76,414	590	81.47
Maine	1	265,142	0.10	265,142	568	90.00
Maryland	47	6,799,988	2.47	144,681	623	77.62
Massachusetts	25	4,984,295	1.81	199,372	619	74.79
Michigan	151	16,744,813	6.08	110,893	613	82.62
Minnesota	69	10,201,862	3.70	147,853	622	79.49
Mississippi	11	1,132,625	0.41	102,966	590	82.92
Missouri	83	8,199,899	2.98	98,794	617	84.00
Montana	2	346,792	0.13	173,396	620	83.44
Nebraska	5	482,714	0.18	96,543	639	81.12
Nevada	44	7,896,925	2.87	179,476	624	79.29
New Hampshire	4	676,139	0.25	169,035	618	72.49
New Jersey	30	5,913,374	2.15	197,112	617	80.16
New Mexico	8	790,325	0.29	98,791	602	78.01
New York	37	7,228,641	2.62	195,369	630	71.89
North Carolina	46	5,059,813	1.84	109,996	602	79.15
Ohio	73	6,465,489	2.35	88,568	619	84.65
Oklahoma	31	2,668,780	0.97	86,090	610	83.23
Oregon	15	1,883,554	0.68	125,570	613	85.98
Pennsylvania	31	3,144,585	1.14	101,438	606	81.03
Rhode Island	9	1,217,270	0.44	135,252	624	71.33
South Carolina	30	3,425,357	1.24	114,179	607	84.80
South Dakota	1	106,234	0.04	106,234	623	95.00
Tennessee	46	4,402,495	1.60	95,706	612	85.25
Texas	186	13,286,259	4.82	71,432	612	82.87
Utah	20	1,630,781	0.59	81,539	623	83.54
Virginia	89	11,553,595	4.19	129,816	611	79.35
Washington	43	7,146,648	2.59	166,201	612	82.90
West Virginia	7	1,143,038	0.42	163,291	574	81.19
Wisconsin	113	12,663,501	4.60	112,066	607	81.37
Wyoming	3	304,200	0.11	101,400	631	82.22
Washington DC	3	419,529	0.15	139,843	624	69.30
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,141	$154,780,822	56.20%	$135,654	603	78.51%
Purchase	957	103,771,803	37.68	108,434	626	82.90
Rate/Term refinance	137	16,864,486	6.12	123,098	616	81.93
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,728	$201,098,936	73.02%	$116,377	603	81.78%
Reduced Documentation	507	74,318,176	26.98	146,584	639	76.55
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	2,115	262,765,145	95.41%	124,239	611	80.55%
Non Owner Occupied	97	$9,336,154	3.39	$96,249	642	73.97
Second/Vacation	23	3,315,813	1.20	144,166	641	84.60
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Condo Low-Rise (less than 5 stories)	72	$9,656,253	3.51%	$134,115	628	77.96%
Condo Mid-Rise (5 to 8 stories)	1	58,404	0.02	58,404	639	90.00
Planned Unit Developments (attached)	29	4,358,296	1.58	150,286	610	78.98
Planned Unit Developments (detached)	163	21,393,268	7.77	131,247	614	82.62
Single-family detached	1,881	227,240,638	82.51	120,808	611	80.55
Townhouse	18	1,456,337	0.53	80,908	614	81.85
Two- to four- family units	71	11,253,916	4.09	158,506	625	74.92
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Group II Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,017	$136,366,519	49.51%	$134,087	644	82.46%
AX	557	60,240,360	21.87	108,151	605	80.59
AM	317	35,476,603	12.88	111,914	582	81.37
B	220	26,717,630	9.70	121,444	553	75.11
C	94	12,015,655	4.36	127,826	548	69.06
CM	30	4,600,345	1.67	153,345	537	68.23
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	138	$21,946,069	7.97%	$159,029	613	78.82%
24 Months	948	132,339,013	48.05	139,598	611	79.83
36 Months	299	36,553,395	13.27	122,252	621	80.82
None	846	84,233,380	30.58	99,567	610	81.41
Other	4	345,256	0.13	86,314	601	87.95
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II IO Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	2,195	$268,495,688	97.49%	$122,321	612	80.23%
24	29	5,237,254	1.90	180,595	630	86.98
36	9	1,302,970	0.47	144,774	648	83.48
60	2	381,200	0.14	190,600	690	76.79
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	372	$20,176,261	7.33%	$54,237	612	83.02%
1.000 – 1.499	2	285,205	0.10	142,602	651	75.69
2.000 – 2.499	1	147,616	0.05	147,616	647	80.00
3.500 – 3.999	1	112,843	0.04	112,843	606	80.00
4.000 – 4.499	5	755,720	0.27	151,144	648	79.00
4.500 – 4.999	7	1,022,779	0.37	146,111	604	81.78
5.000 – 5.499	30	4,629,434	1.68	154,314	627	79.03
5.500 – 5.999	115	16,302,197	5.92	141,758	646	79.46
6.000 – 6.499	199	26,314,475	9.55	132,234	626	79.87
6.500 – 6.999	738	113,135,756	41.08	153,300	619	78.79
7.000 – 7.499	299	38,298,020	13.91	128,087	608	81.60
7.500 – 7.999	225	28,489,418	10.34	126,620	593	83.32
8.000 – 8.499	129	14,522,764	5.27	112,580	579	81.76
8.500 – 8.999	56	6,572,603	2.39	117,368	571	83.76
9.000 – 9.499	34	3,111,418	1.13	91,512	558	77.11
9.500 – 9.999	11	940,077	0.34	85,462	548	80.60
10.000 – 10.499	8	486,286	0.18	60,786	583	78.82
10.500 – 10.999	3	114,241	0.04	38,080	530	63.88
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	372	$20,176,261	7.33%	$54,237	612	83.02%
10.000 – 10.999	1	63,511	0.02	63,511	549	70.00
11.000 – 11.999	18	2,336,207	0.85	129,789	648	75.72
12.000 – 12.999	291	41,689,558	15.14	143,263	629	78.14
13.000 – 13.999	770	113,839,419	41.33	147,843	622	79.94
14.000 – 14.999	563	73,981,983	26.86	131,407	600	81.79
15.000 – 15.999	177	19,546,174	7.10	110,430	579	80.55
16.000 – 16.999	33	3,219,238	1.17	97,553	558	79.41
17.000 – 17.999	8	406,637	0.15	50,830	555	73.45
19.000 – 19.999	1	73,419	0.03	73,419	539	70.00
21.000 – 21.999	1	84,704	0.03	84,704	543	66.00
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	372	$20,176,261	7.33%	$54,237	612	83.02%
1.000 – 1.999	2	285,205	0.10	142,602	651	75.69
2.000 – 2.999	1	147,616	0.05	147,616	647	80.00
4.000 – 4.999	3	369,662	0.13	123,221	613	82.47
5.000 – 5.999	31	4,831,172	1.75	155,844	635	75.27
6.000 – 6.999	646	99,834,492	36.25	154,543	633	78.43
7.000 – 7.999	793	106,254,225	38.58	133,990	606	81.40
8.000 – 8.999	294	34,607,511	12.57	117,713	582	82.26
9.000 – 9.999	73	7,723,815	2.80	105,806	567	80.14
10.000 - 10.999	15	944,514	0.34	62,968	563	77.89
11.000 - 11.999	4	169,222	0.06	42,305	522	63.59
12.000 - 12.999	1	73,419	0.03	73,419	539	70.00
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	372	$20,176,261	7.33%	$54,237	612	83.02%
2005 March	1	291,515	0.11	291,515	758	80.00
2006 April	2	150,800	0.05	75,400	567	71.88
2006 May	32	4,488,219	1.63	140,257	637	78.99
2006 June	56	7,447,365	2.70	132,989	609	76.17
2006 July	36	4,889,511	1.78	135,820	597	78.11
2006 August	89	13,473,976	4.89	151,393	611	79.10
2006 September	457	73,343,210	26.63	160,488	617	78.85
2006 October	651	81,261,031	29.5	124,825	609	82.28
2006 November	245	32,425,153	11.77	132,348	604	81.04
2007 April	1	159,427	0.06	159,427	616	75.00
2007 May	8	988,268	0.36	123,533	634	73.72
2007 June	33	3,803,176	1.38	115,248	634	74.82
2007 July	11	1,733,558	0.63	157,596	633	80.65
2007 August	11	1,325,979	0.48	120,544	639	74.68
2007 September	47	7,279,573	2.64	154,885	630	75.75
2007 October	79	9,891,085	3.59	125,204	617	81.57
2007 November	104	12,289,004	4.46	118,163	602	80.89
Total:	**2,235**	**$275,417,112**	**100.00%**	**$123,229**	**613**	**80.37%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Net WAC Cap Schedule

Class A-I Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
1	N/A	N/A	36	8.52	10.92
2	6.60	8.00	37	8.80	11.28
3	6.60	8.00	38	8.52	10.91
4	7.31	8.00	39	8.51	10.90
5	6.60	8.00	40	9.10	11.66
6	6.82	8.00	41	8.51	11.74
7	6.60	8.00	42	8.79	12.26
8	6.82	8.00	43	8.51	11.86
9	6.60	8.00	44	8.79	12.24
10	6.60	8.00	45	8.50	11.84
11	6.82	8.00	46	8.50	11.84
12	6.61	8.00	47	8.78	12.31
13	6.83	8.00	48	8.50	12.03
14	6.61	8.00	49	8.78	12.43
15	6.61	8.00	50	8.50	12.02
16	7.31	8.00	51	8.49	12.01
17	6.61	8.00	52	9.40	13.30
18	6.83	8.00	53	8.49	12.00
19	6.61	8.00	54	8.77	12.53
20	6.83	8.00	55	8.49	12.12
21	6.61	8.00	56	8.77	12.51
22	6.61	8.00	57	8.48	12.10
23	8.52	9.15	58	8.48	12.09
24	8.25	8.85	59	8.76	12.49
25	8.52	9.15	60	8.48	12.11
26	8.24	8.85	61	8.76	12.51
27	8.25	8.85	62	8.47	12.10
28	9.13	9.80	63	8.47	12.09
29	8.24	9.71	64	9.38	13.37
30	8.52	10.03	65	8.47	12.07
31	8.24	9.70	66	8.75	12.46
32	8.52	10.02	67	8.46	12.05
33	8.24	9.69	68	8.74	12.45
34	8.25	9.71	69	8.46	12.04
35	8.53	10.91	70	8.46	12.03

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

RASC SERIES 2004-KS11 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Net WAC Cap Schedule

Class A-II-2 Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
1	N/A	N/A	36	8.58	11.01
2	6.71	8.00	37	8.86	11.37
3	6.72	8.00	38	8.58	11.00
4	7.43	8.00	39	8.57	10.99
5	6.72	8.00	40	9.17	11.75
6	6.94	8.00	41	8.57	11.95
7	6.72	8.00	42	8.86	12.34
8	6.94	8.00	43	8.57	11.94
9	6.72	8.00	44	8.86	12.33
10	6.72	8.00	45	8.57	11.93
11	6.94	8.00	46	8.57	11.92
12	6.72	8.00	47	8.85	12.55
13	6.94	8.00	48	8.57	12.14
14	6.72	8.00	49	8.85	12.53
15	6.72	8.00	50	8.57	12.12
16	7.44	8.00	51	8.57	12.12
17	6.72	8.00	52	9.48	13.41
18	6.95	8.00	53	8.56	12.23
19	6.73	8.00	54	8.85	12.63
20	6.95	8.00	55	8.56	12.21
21	6.73	8.00	56	8.85	12.61
22	6.73	8.00	57	8.56	12.20
23	8.58	9.26	58	8.56	12.19
24	8.30	8.96	59	8.85	12.61
25	8.58	9.25	60	8.56	12.20
26	8.30	8.95	61	8.84	12.60
27	8.30	8.95	62	8.56	12.18
28	9.19	9.91	63	8.56	12.17
29	8.30	9.80	64	9.47	13.47
30	8.58	10.13	65	8.56	12.16
31	8.30	9.80	66	8.84	12.55
32	8.58	10.12	67	8.55	12.14
33	8.30	9.79	68	8.84	12.54
34	8.30	9.79	69	8.55	12.12
35	8.86	11.38	70	8.55	12.11

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Cap Schedule

Subordinate Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
1	N/A	N/A	36	8.55	10.96
2	6.66	7.75	37	8.83	11.32
3	6.66	7.75	38	8.55	10.95
4	7.37	7.75	39	8.54	10.95
5	6.66	7.75	40	9.13	11.70
6	6.88	7.75	41	8.54	11.84
7	6.66	7.75	42	8.83	12.30
8	6.88	7.75	43	8.54	11.90
9	6.66	7.75	44	8.82	12.29
10	6.66	7.75	45	8.54	11.88
11	6.88	7.75	46	8.54	11.88
12	6.66	7.75	47	8.82	12.43
13	6.89	7.75	48	8.53	12.08
14	6.66	7.75	49	8.82	12.48
15	6.66	7.75	50	8.53	12.07
16	7.38	7.75	51	8.53	12.06
17	6.67	7.75	52	9.44	13.35
18	6.89	7.75	53	8.53	12.12
19	6.67	7.75	54	8.81	12.58
20	6.89	7.75	55	8.52	12.16
21	6.67	7.75	56	8.81	12.56
22	6.67	7.75	57	8.52	12.15
23	8.55	9.21	58	8.52	12.14
24	8.27	8.91	59	8.80	12.55
25	8.55	9.20	60	8.52	12.15
26	8.27	8.90	61	8.80	12.55
27	8.27	8.90	62	8.52	12.14
28	9.16	9.85	63	8.51	12.13
29	8.27	9.75	64	9.43	13.42
30	8.55	10.08	65	8.51	12.11
31	8.27	9.75	66	8.79	12.51
32	8.55	10.07	67	8.51	12.10
33	8.27	9.74	68	8.79	12.49
34	8.28	9.75	69	8.51	12.08
35	8.69	11.14	70	8.50	12.07

(1) Assumes 1-month LIBOR remains constant at 2.08% and 6-month LIBOR remains constant at 2.45% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

RASC SERIES 2004-KS11 TRUST
Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS11

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	13.34	1.60	1.21	1.00	0.85	0.75
Modified Duration (at par)	11.27	1.57	1.20	0.99	0.84	0.74
First Principal Payment Date	12/25/2004	12/25/2004	12/25/2004	12/25/2004	12/25/2004	12/25/2004
Last Principal Payment Date	9/25/2025	11/25/2007	12/25/2006	8/25/2006	5/25/2006	2/25/2006
Principal Payment Window (Months)	250	36	25	21	18	15
Class A-I-2						
Average Life (Years)	25.22	6.30	4.20	3.00	2.13	1.80
Modified Duration (at par)	18.88	5.78	3.97	2.88	2.08	1.76
First Principal Payment Date	9/25/2025	11/25/2007	12/25/2006	8/25/2006	5/25/2006	2/25/2006
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	9/25/2010	5/25/2009	4/25/2007
Principal Payment Window (Months)	97	108	72	50	37	15
Class A-I-3						
Average Life (Years)	28.82	11.91	7.99	5.82	4.49	2.59
Modified Duration (at par)	20.24	10.24	7.22	5.41	4.24	2.51
First Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	9/25/2010	5/25/2009	4/25/2007
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	9/25/2010	5/25/2009	8/25/2007
Principal Payment Window (Months)	1	1	1	1	1	5
Class A-II-1						
Average Life (Years)	19.64	4.32	2.95	2.17	1.63	1.32
Modified Duration (at par)	15.23	3.99	2.80	2.09	1.59	1.30
First Principal Payment Date	12/25/2004	12/25/2004	12/25/2004	12/25/2004	12/25/2004	12/25/2004
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	9/25/2010	5/25/2009	8/25/2007
Principal Payment Window (Months)	346	143	96	70	54	33
Class A-II-2						
Average Life (Years)	19.64	4.32	2.95	2.17	1.63	1.32
Modified Duration (at par)	15.11	3.97	2.79	2.09	1.59	1.30
First Principal Payment Date	12/25/2004	12/25/2004	12/25/2004	12/25/2004	12/25/2004	12/25/2004
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	9/25/2010	5/25/2009	8/25/2007
Principal Payment Window (Months)	346	143	96	70	54	33

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.67	7.91	5.33	**4.34**	4.28	3.46
Modified Duration (at par)	18.99	7.04	4.93	**4.09**	4.05	3.31
First Principal Payment Date	10/25/2027	10/25/2008	1/25/2008	**4/25/2008**	9/25/2008	8/25/2007
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	**9/25/2010**	5/25/2009	5/25/2008
Principal Payment Window (Months)	72	97	59	**30**	9	10
Class M-2						
Average Life (Years)	26.67	7.91	5.32	**4.19**	3.79	3.42
Modified Duration (at par)	17.76	6.87	4.83	**3.90**	3.56	3.23
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**2/25/2008**	3/25/2008	1/25/2008
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	**9/25/2010**	5/25/2009	5/25/2008
Principal Payment Window (Months)	72	97	60	**32**	15	5
Class M-3						
Average Life (Years)	26.67	7.91	5.31	**4.13**	3.64	3.21
Modified Duration (at par)	17.44	6.82	4.80	**3.83**	3.41	3.04
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**1/25/2008**	2/25/2008	12/25/2007
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	**9/25/2010**	5/25/2009	5/25/2008
Principal Payment Window (Months)	72	97	60	**33**	16	6
Class M-4						
Average Life (Years)	26.67	7.91	5.31	**4.13**	3.59	3.16
Modified Duration (at par)	16.74	6.71	4.75	**3.79**	3.35	2.97
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**1/25/2008**	2/25/2008	11/25/2007
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	**9/25/2010**	5/25/2009	5/25/2008
Principal Payment Window (Months)	72	97	60	**33**	16	7
Class M-5						
Average Life (Years)	26.67	7.91	5.31	**4.12**	3.56	3.11
Modified Duration (at par)	16.35	6.65	4.71	**3.76**	3.30	2.91
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**12/25/2007**	1/25/2008	10/25/2007
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	**9/25/2010**	5/25/2009	5/25/2008
Principal Payment Window (Months)	72	97	60	**34**	17	8
Class M-6						
Average Life (Years)	26.59	7.67	5.14	**3.98**	3.44	2.99
Modified Duration (at par)	14.11	6.14	4.40	**3.53**	3.11	2.73
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**12/25/2007**	12/25/2007	10/25/2007
Last Principal Payment Date	9/25/2033	10/25/2016	11/25/2012	**9/25/2010**	5/25/2009	5/25/2008
Principal Payment Window (Months)	72	97	60	**34**	18	8

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	13.34	1.60	1.21	**1.00**	0.85	0.75
Modified Duration (at par)	11.27	1.57	1.20	**0.99**	0.84	0.74
First Principal Payment Date	12/25/2004	12/25/2004	12/25/2004	**12/25/2004**	12/25/2004	12/25/2004
Last Principal Payment Date	9/25/2025	11/25/2007	12/25/2006	**8/25/2006**	5/25/2006	2/25/2006
Principal Payment Window (Months)	250	36	25	**21**	18	15
Class A-I-2						
Average Life (Years)	25.23	6.36	4.24	**3.03**	2.14	1.80
Modified Duration (at par)	18.88	5.82	4.00	**2.91**	2.09	1.76
First Principal Payment Date	9/25/2025	11/25/2007	12/25/2006	**8/25/2006**	5/25/2006	2/25/2006
Last Principal Payment Date	1/25/2034	10/25/2018	3/25/2014	**9/25/2011**	2/25/2010	4/25/2007
Principal Payment Window (Months)	101	132	88	**62**	46	15
Class A-I-3						
Average Life (Years)	29.52	17.77	12.18	**8.95**	6.88	2.59
Modified Duration (at par)	20.57	14.12	10.37	**7.94**	6.27	2.51
First Principal Payment Date	1/25/2034	10/25/2018	3/25/2014	**9/25/2011**	2/25/2010	4/25/2007
Last Principal Payment Date	9/25/2034	5/25/2029	8/25/2022	**1/25/2018**	1/25/2015	8/25/2007
Principal Payment Window (Months)	9	128	102	**77**	60	5
Class A-II-1						
Average Life (Years)	19.68	4.66	3.19	**2.35**	1.76	1.32
Modified Duration (at par)	15.25	4.23	2.98	**2.24**	1.70	1.30
First Principal Payment Date	12/25/2004	12/25/2004	12/25/2004	**12/25/2004**	12/25/2004	12/25/2004
Last Principal Payment Date	9/25/2034	5/25/2029	7/25/2022	**12/25/2017**	1/25/2015	8/25/2007
Principal Payment Window (Months)	358	294	212	**157**	122	33
Class A-II-2						
Average Life (Years)	19.68	4.66	3.19	**2.35**	1.76	1.32
Modified Duration (at par)	15.13	4.21	2.98	**2.24**	1.70	1.30
First Principal Payment Date	12/25/2004	12/25/2004	12/25/2004	**12/25/2004**	12/25/2004	12/25/2004
Last Principal Payment Date	9/25/2034	5/25/2029	7/25/2022	**12/25/2017**	1/25/2015	8/25/2007
Principal Payment Window (Months)	358	294	212	**157**	122	33

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.77	8.67	5.86	**4.73**	4.64	5.10
Modified Duration (at par)	19.04	7.57	5.34	**4.41**	4.36	4.75
First Principal Payment Date	10/25/2027	10/25/2008	1/25/2008	**4/25/2008**	9/25/2008	8/25/2007
Last Principal Payment Date	8/25/2034	6/25/2025	2/25/2019	**5/25/2015**	12/25/2012	12/25/2012
Principal Payment Window (Months)	83	201	134	**86**	52	65
Class M-2						
Average Life (Years)	26.76	8.55	5.76	**4.52**	4.04	3.70
Modified Duration (at par)	17.80	7.28	5.16	**4.16**	3.77	3.47
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**2/25/2008**	3/25/2008	1/25/2008
Last Principal Payment Date	7/25/2034	7/25/2023	8/25/2017	**3/25/2014**	1/25/2012	7/25/2010
Principal Payment Window (Months)	82	178	117	**74**	47	31
Class M-3						
Average Life (Years)	26.74	8.38	5.63	**4.37**	3.81	3.36
Modified Duration (at par)	17.47	7.12	5.04	**4.02**	3.56	3.17
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**1/25/2008**	2/25/2008	12/25/2007
Last Principal Payment Date	4/25/2034	6/25/2020	5/25/2015	**7/25/2012**	10/25/2010	7/25/2009
Principal Payment Window (Months)	79	141	90	**55**	33	20
Class M-4						
Average Life (Years)	26.73	8.27	5.55	**4.30**	3.72	3.27
Modified Duration (at par)	16.76	6.94	4.92	**3.93**	3.46	3.06
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**1/25/2008**	2/25/2008	11/25/2007
Last Principal Payment Date	2/25/2034	7/25/2019	9/25/2014	**1/25/2012**	5/25/2010	3/25/2009
Principal Payment Window (Months)	77	130	82	**49**	28	17
Class M-5						
Average Life (Years)	26.69	8.08	5.42	**4.20**	3.62	3.16
Modified Duration (at par)	16.36	6.75	4.79	**3.83**	3.35	2.96
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**12/25/2007**	1/25/2008	10/25/2007
Last Principal Payment Date	1/25/2034	7/25/2018	12/25/2013	**7/25/2011**	12/25/2009	11/25/2008
Principal Payment Window (Months)	76	118	73	**44**	24	14
Class M-6						
Average Life (Years)	26.59	7.68	5.14	**3.98**	3.44	2.99
Modified Duration (at par)	14.11	6.14	4.40	**3.53**	3.11	2.74
First Principal Payment Date	10/25/2027	10/25/2008	12/25/2007	**12/25/2007**	12/25/2007	10/25/2007
Last Principal Payment Date	9/25/2033	12/25/2016	11/25/2012	**9/25/2010**	5/25/2009	6/25/2008
Principal Payment Window (Months)	72	99	60	**34**	18	9

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Shelly Garg	(212) 553-7922
S&P:	Chris Deasy	(212) 438-2405
Fitch:	Roeluf Slump	(212) 908-0705

RASC 2004-KS11

	Stress Run #1				Stress Run #2				Stress Run #3			
Loss Curve	See Assumption Below				See Assumption Below				See Assumption Below			
Loss Severity	40%				40%				40%			
Lag	12				12				12			
Triggers	Fail				Fail				Fail			
Optional Redemption	To Maturity				To Maturity				To Maturity			
LIBOR	SPOT LIBOR				FWD LIBOR				FWD LIBOR + 200			
Prepayment Speed	50 PPC	100 PPC	150 PPC	200 PPC	50 PPC	100 PPC	150 PPC	200 PPC	50 PPC	100 PPC	150 PPC	200 PPC
Class M5 - Breakeven Loss Curve												
Losses (1st $ Loss)	Specified Default Curve				Specified Default Curve				Specified Default Curve			
Multiple	4.241x	2.195x	1.722x	4.864x	4.01x	2.065x	1.58x	4.703x	3.706x	1.933x	1.357x	4.592x
WAL	18.31	10.25	6.32	3.69	19.05	10.82	6.47	3.69	19.55	11.43	6.67	3.70
Principal Writedown	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.04%	0.01%	0.00%	0.00%	0.11%	0.04%
Cum Loss	12.72%	6.58%	4.21%	2.71%	12.03%	6.19%	3.96%	2.63%	11.12%	5.80%	3.55%	2.57%
Cum Default	31.49%	16.30%	10.42%	6.70%	29.85%	15.37%	9.82%	6.50%	27.62%	14.41%	8.82%	6.36%

	Stress Run #4				Stress Run #5				Stress Run #6
Loss Curve	See Assumption Below				See Assumption Below				See Assumption Below
Loss Severity	40%				40%				40%
Lag	12				12				12
Triggers	Fail				Fail				Fail
Optional Redemption	To Maturity				To Maturity				To Maturity
LIBOR	*FWD LIBOR + 400*				*Custom LIBOR Vector*				FWD LIBOR
Prepayment Speed	50 PPC	100 PPC	150 PPC	200 PPC	50 PPC	100 PPC	150 PPC	200 PPC	50 Fixed PPC / 100 Arm PPC
Class M5 - Breakeven Loss Curve									
Losses (1st $ Loss)	Specified Default Curve				Specified Default Curve				Specified Default Curve
Multiple	2.536x	1.38x	1.037x	4.564x	3.856x	2.001x	1.388x	4.591x	2.12x
WAL	20.82	12.62	7.00	3.71	19.28	10.95	6.65	3.70	16.58
Principal Writedown	0.18%	0.28%	0.07%	0.03%	0.00%	0.00%	0.07%	0.01%	0.01%
Cum Loss	7.61%	4.14%	2.89%	2.56%	11.57%	6.00%	3.61%	2.57%	6.36%
Cum Default	18.90%	10.28%	7.17%	6.33%	28.73%	14.91%	8.96%	6.36%	15.78%